SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 –

Company Registry (NIRE) 41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

New Director of Strategy, New Business and Digital Transformation

COPEL (“Company”) informs its shareholders and the market in general that, on this date, Mr. Diogo Mac Cord took office as Director of Strategy, New Business and Digital Transformation at Copel.

Mr. Mac Cord holds a PhD in Electrical Engineering from the Polytechnic School of the University of São Paulo - USP and a degree in Mechanical Production Engineering from the Pontifical Catholic University of Paraná - PUC/PR, with master's degrees in Public Administration from Harvard University and Technology Development from LACTEC/UFPR. Between 2019 and 2022, he held the positions of Secretary of Infrastructure Development and Special Secretary for Privatization at the Ministry of Economy. He developed a career in global consulting, working especially in the energy and infrastructure sectors, with experience at KMPG and Ernst and Young - EY, where he most recently held the role of leader of infrastructure and regulated markets for Latin America.

Relying on Mr. Mac Cord's vast experience and expertise, COPEL reaffirms its commitment to discipline in capital allocation and the significant strengthening of innovative practices for its business.

Curitiba, October 15, 2024

Felipe Gutterres

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 15, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.